Exhibit 99.4
AURORA INNOVATION, INC.
2021 EQUITY INCENTIVE PLAN
ADDENDUM TO STOCK OPTION AGREEMENT FOR SECTION 16 OFFICERS

This Addendum to Stock Option Agreement (the “Addendum”) supplements the Terms and Conditions of Stock Option Grant.
1.Net Exercise and Net Issuance. The following paragraph is hereby added to the end of the Section entitled “Method of Payment” of Section 5 of the Terms and Conditions of Stock Option Grant:
“In addition to the foregoing methods, Participant may also pay the aggregate Exercise Price and satisfy any tax withholding obligations in connection with such exercise by a net exercise arrangement pursuant to which the Company will reduce the number of Shares issued upon exercise by the minimum number of Shares with a Fair Market Value sufficient to pay the aggregate Exercise Price of the Exercised Shares and the tax withholding obligations (if any) of the Exercised Shares sufficient to pay the tax withholding obligations in connection with such exercise. Such net exercise and net issuance shall be permitted only in compliance with the Company’s Insider Trading Policy. ”
2.Entire Agreement. This Addendum, together with the Option Agreement and the Plan represent the entire agreement of the parties and shall supersede any and all previous contracts, arrangements or understandings between the parties with respect to the Option.